GERSTEN SAVAGE LLP	600 Lexington Avenue New York, NY 10022-6018 T: 212-752-9700 F-212-980-5192 INFO@GERSTENSAVAGE.COM WWW.GERSTENSAVAGE.COM

January 8, 2009

VIA EDGAR AND OVERNIGHT MAIL

Mr.Tracey McKoy,
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3561
Washington, DC  20549

Re:	Item 4.01 Form 8-K
File No. 0-28806

Dear Ms. McKoy:

We are counsel to Ever-Glory International Group, Inc. (the “Company” or “our client”).  On behalf of our client, we respond as follows to the Staff’s comments dated January 5, 2008, relating to the above-captioned registration statement.  Captions and section headings herein will correspond to those set forth in the Amendment No 1 to the current report on a Form 8-K, a copy of which has been marked with the changes from the current report on a Form 8-K, and is enclosed herein.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

1.
You state that you decided not to re-engage Moore Stephens.  Please amend your filing to state whether the former accountants resigned, declined to stand for re-election or were dismissed.  Refer to Item 304(a)(1)(i) of Regulation S-K for guidance.

The requested change has been made. Please see paragraph 2 of the Form 8-K/A.

2.
Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant’s report on financial statements for either of the past two year contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer or opinion, modification or qualification.  Please revise your filing accordingly.

As discussed in our telephone conversation on Janurary 5, 2009, Moore Stephens served as the Registrant’s independent auditor for the fiscal year ended December 31, 2007 and the subsequent interim periods through December 29, 2008.  Please see the changes made in paragraph 3 of the Form 8-K/A.

3.
Your disclosure should follow the language in Item 304(a)(1)(iv) of Regulation S-K and state whether during the registrant’s two most recent fiscal years and any subsequent interim period through the date of change in accountants ther were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accounts, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.  Please revise your filing accordingly.

As discussed in our telephone conversation on Janurary 5, 2009, Moore Stephens served as the Registrant’s independent auditor for the fiscal year ended December 31, 2007 and the subsequent interim periods through December 29, 2008.  Please see first sentence in paragraph 4 of the Form 8-K/A.

4.
Please revise your filing to disclose, if true, there were no reportable events during the registrant’s two most recent fiscal years and any subsequent interim period through the date of change in accountants.  Refer to Item 304(a)(1)(v) of Regulation S-K.

As discussed in our telephone conversation on Janurary 5, 2009, Moore Stephens served as the Registrant’s independent auditor for the fiscal year ended December 31, 2007 and the subsequent interim periods through December 29, 2008.  Please see the changes made in paragraph 4 of the Amendment No.1.

5.
Please resive your filing to disclose whether you consulted the newly engaged accountant during the two most recent years or interim period prior to his or her engagement concerning the application of accounting priciples to a completed or proposed specified transaction or they type of audit opinion that might be rendered on your financial statements and either a written report or oral advice was provided to the new accountant conclude was an important factor considered by you in reaching a decision on an accounting, auditing, or financial reporting issue or was the subject of a disagreement or reportable event.  Refer to Item 302(2) of Regulation S-K for guidance.

The requested changes were made. Please see paragraph 1of the Form 8-K/A.

6.
To the extent you make changes to the Form 8-K to comply with our comments, please obtain and file an Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

The letter from Moore Stephens Wurth Frazer and Torbet, LLP dated  Janurary 9 , 2009  is filed and attached as an Exhibit No. 16.1 to the Form 8-K/A

7.	Please amend your report to include all of the information required by Item 304 of Regulation S-K. You should file your amendment as a Form 8-K/A with the Item 4.01 designation.

Please see attached the Form 8-K/A.

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If you have any questions regarding the Form 8-K/A or this Response Letter, please feel free to contact the undersigned at (212) 752 9700.

Very truly yours, /s/ Arthur Marcus, Esq. Arthur Marcus, Esq.

cc:	Mr. Edward Yihua Kang Chief Executive Officer Ever-Glory International Group, Inc.